Filed by CBOE Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: CBOE Holdings, Inc.
Subject Company’s Commission File No.: 333-140574

CBOE News Release

Chicago Board Options Exchange
400 S. LaSalle Street
Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE ANNOUNCES 2006 FULL YEAR AND
FOURTH QUARTER EARNINGS

CHICAGO, February 12, 2007 — The Chicago Board Options Exchange (CBOE) announced today that its unaudited pre-tax profit for the year ended December 31, 2006 was $72.5 million compared to 2005’s pre-tax profit of $19.9 million. Net income for the year was $42.3 million compared to $10.9 million the previous year. CBOE’s average daily volume during the 12-month period was 2,684,000 contracts, compared to 1,855,000 contracts during 2005.

“CBOE began the process of converting to a for-profit organization at the beginning of 2006, and we now have a 12-month track record about which we are very pleased,” said CBOE Chairman and CEO William J. Brodsky.  “CBOE’s after-tax profit of $42.3 million is attributable to a combination of increased volume and a streamlined 2006 operating budget. CBOE’s record volume outpaced the options industry overall, and CBOE maintained the lead position in a crowded field due to the success of the CBOE Hybrid Trading System and through product innovations such as Weeklys and options on the CBOE Volatility Index (VIX).”

During the fourth quarter of 2006, CBOE recorded a pre-tax profit of $24.2 million on volume of 2,788,000 contracts per day.  During the same quarter last year, CBOE recorded a pre-tax profit of $5.7 million on volume of 2,108,000 contracts per day. Included in fourth-quarter 2006 results is one-time income of $7.1 million, related to settlement of prior litigation.

	Quarter Ended		2006 Year-End
(In thousands)	12/31/06	12/31/05	12/31/06	12/31/05
Total Revenues	$64,710	$54,251	$257,795	$203,055
Operating Expenses	$47,411	$48,739	$188,129	$182,691
Income Before Taxes	$24,229	$5,702	$72,543	$19,893
After-Tax Profit	$13,970	$294	$42,293	$10,895

Gross revenue totaled $64.7 million for the fourth quarter of 2006 compared to $54.3 million one year ago.  The $10.4 million increase (19% over 2005) occurred because of increased trading volumes that are reflected in a $7.2 million increase in transaction fees.  Revenue from the Options Price Reporting Authority (OPRA) increased by $1.1 million while other revenue increased by $1.4 million.  These increases reflect the higher trading activity and market share at CBOE.  Investments income increased by $0.7 million because of higher interest rates and additional cash-on-hand.

Excluding severance costs and net loss from investment in affiliates, expenses totaled $47.4 million compared to $48.7 million one year ago.  Significant changes occurred in outside services (decrease of $1.2 million), impairment of assets (decrease of $0.9 million) and other expense (increase of $0.7 million).  Outside services decreased overall as a result of decreased contract programming costs ($2.0 million) offset by increased legal fees ($0.7 million) compared to the fourth quarter in 2005.  Impairment of assets decreased by $0.9 million in the fourth quarter of 2006 compared to the fourth quarter of 2005 because CBOE now accounts for its investment in the National Stock Exchange using the cost method eliminating the current recognition of any new revenue or new impairment of our investment.  Other expense increased by $0.7 million as a result of increased reimbursement of costs for DPM linkage accounts.

Working capital (current assets minus current liabilities) increased by $9.1 million to $94.6 million while cash and investments increased by $10.0 million to $102.8 million during the fourth quarter of 2006.  These increases are attributable to revenue exceeding cash expenses less capital expenditures, because of high volume during the quarter.

A more detailed report is available at: IC07-16 on http://www.cboe.org/Legal/crclInfo.aspx.

During the fourth quarter of 2006, CBOE made the following announcements:

•                  2006 was the busiest year in CBOE’s 33-year history as trading volume totaled 674.7 million contracts, an increase of 44% over 2005’s volume of 468.2 million contracts.  Average daily volume for the year reached a new all-time high of 2.7 million contracts.

•                  Volume growth was fueled by strong increases across all product lines, with index options volume up 49% to over 285 million contracts, compared to 2005’s record-setting 192.5 million contracts, and equity options volume up 43% to 391 million contracts, compared to 2005’s record 275.6 million contracts.

•                  CBOE increased its market lead over the five U.S. options exchanges to 33.4% through continued product innovation and the launch of several successful new products, such as options on the CBOE Volatility Index (VIX).   CBOE remains the largest U.S. options exchange.

•                  CBOE memberships, or seats, continued to increase in value with a record high price for the year of $1,775,000 paid on December 6th.   During the fourth quarter, 55 seats changed hands, ranging in price from $1,000,000 to $1,775,000.  The final seat sale of the year was on December 27th,  for a price of $1,750,000. The most recent seat sale was on January 26, 2007 at $1,900,000.

•                  CBOE expanded its successful Hybrid Trading System to include several significant index products including the Russell 2000 Index (RUT) and i-Shares Russell 2000 Index Fund (IWM), which were added in November and December, respectively.   In October, CBOE became the first exchange to offer an electronic price improvement auction for complex (multi-part) orders in the form of Complex Order Auction (COA).  The CBOE Hybrid Trading System was built in-house and is owned by CBOE.

•                  The CBOE Stock Exchange (CBSX) announced the appointment of Timber Hill LLC, Susquehanna Investment Group, VDM Structured Products, LLC, LaBranche Structured Products, LLC, Equitec Specialists, LLC and Wolverine Trading, LLC, to serve as Designated Primary Market Makers (DPMs) on the new stock exchange that is scheduled to launch on March 5, 2007.

•                  On December 12, the Securities and Exchange Commission (SEC) approved CBOE’s filing for portfolio margining rules that are expected to benefit customers.  The new rules, which go into effect on April 2, 2007, expand the scope of products eligible for portfolio margining to include equities, equity options, narrow-based index options, and unlisted derivatives.

•                  CBOE announced today that it has filed an S-4 Registration Statement seeking SEC approval to convert from a mutually owned membership organization to a for-profit, shareholder company.  CBOE began the process of operating as a for-profit organization in January 2006.

CBOE, the largest U.S. options marketplace and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, visit the CBOE website at: www.cboe.com.

Press contacts:
Lynne Howard-Reed	Gary Compton
(312) 786-7123	(312) 786-7612
howardl@cboe.com	comptong@cboe.com

CBOE® and Chicago Board Options Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.

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This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.